

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

<u>Via E-mail</u>
Andrew M. Listerman
President
Prime Time Travel, Inc.
809 Heavenly Lane
Cincinnati, OH 45238

> **Re: Prime Time Travel, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 5, 2011**
> **File No. 333-174703**

Dear Mr. Listerman:

We have reviewed your responses to the comments in our letter dated June 30, 2011 and have the following additional comments.

<u>General</u>

1. Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

2. Please provide a currently dated and signed consent from the independent registered public accounting firm in the amendment.

3. We note that the registration statement contains a number of references to May 31, 2011. Please revise these references to refer to a more recent date.

<u>Prospectus Summary, page 5</u>

4. We note your response to our prior comment three and reissue in part. We note your disclosure in the fourth paragraph of the Corporate Background and Business Overview section on page 5 that your pre-offering monthly burn rate is $25 per month. Please revise to also disclose your post-offering monthly burn rate factoring in the costs of being a public company and your plan of operations, as well as the amount of time that your present capital will last at this rate. Please also revise the Business Development Timeline section on page 26 and the Liquidity and Capital Resources section on page 34 accordingly.

Corporate Background and Business Overview, page 5

5. You state that you currently offer "basketball travel packages." It appears, however, that since inception you have completed one tour and that you have one tour planned for 2012. If that is the case, please revise here and throughout the prospectus to clarify that you currently only offer one tour package and eliminate any disclosure that states or implies that you offer a variety of packages or services.

6. We note your disclosure in the third risk factor on page 7 that you have raised $40,000 in funding since your inception. In one of the opening paragraphs, please include a brief discussion of how much of this funding you have spent to date, in each case discussing the general character of each expenditure, and how much remains.

7. Please revise the second paragraph to disclose that your auditors have issued a going concern opinion on your audited financial statements.

8. Please update the second paragraph to disclose your total assets and total liabilities as of the end of your most recent interim period.

9. We note your disclosure in the third paragraph that you recently completed one tour to Kona, Hawaii. Please revise to detail the amount of revenue generated from this tour.

10. Please refer to the fourth sentence of the third paragraph. Please revise to clarify the phrase "other than the United States within the next three (3) years."

11. We note your disclosure in the fifth paragraph that any funding shortfall will be borne by your President. Please revise to clarify whether you have any written agreements in place with your President to provide such funding. If so, please file such agreements as an exhibit to your registration statement. If not, please balance the disclosure in this section to indicate that no written agreement exists and that there is no guarantee that your President will provide the required funding. Please disclose any limits, by amount or otherwise, on your President's agreement to fund any shortfalls. Please also revise the Liquidity and Capital Resources section on page 34 accordingly.

Risk Factors, page 7

12. We note your disclosure in the Significant Employees section on page 30 related to the amount of time your management expects to devote to your business. Please add a risk factor discussing the fact that your management does not devote 100% of their time to your business and disclose how much time each person will devote to your business each week or month. Please also revise the Prospectus Summary accordingly.

<u>We expect to suffer losses in the immediate future, page 7</u>

13. Please update to disclose your net loss as of the end of your most recent interim period.

<u>If our estimates related to expenditures are erroneous or inaccurate, page 8</u>

14. We note your disclosure in this risk factor that you anticipate $44,550 of expenses in the next 12 months. Please reconcile such expenditures with your monthly burn rate discussion, pre and post-offering, in the Corporate Background and Business Overview section on page 5.

<u>Because our market is seasonal, page 11</u>

15. We note your current operations appear focused on creating and managing trips to destination locations for youth basketball teams. Please revise this risk factor to address any seasonal risks related to your business and current operations rather than to the travel industry in general.

<u>Our Business, page 24</u>

<u>Our Industry, page 25</u>

16. We note your response to our prior comment 20 and reissue. It appears that you plan to target school sports teams to promote your services and compete in this segment of the travel industry market. We note that the disclosed industry statistics related to the travel industry as a whole in the first paragraph and the online travel industry in the second paragraph appear inapplicable to your current business operations. Please revise your disclosure to more specifically address the segment of the travel industry market in which you operate. In addition, to the extent statistics are provided in future amendments, please provide statistics that are more recent than 2009. In this regard, we note that the second paragraph includes dated statistics.

<u>Description of Business and Services Offered, page 25</u>

17. We note your response to our prior comment 21 and reissue in part. We note your disclosure in the Business Development Timeline section on page 26 that your plan of operations in the next 12 months will revolve around marketing your 2011 Tour and 2012 Tour. We also note your website highlights the next trip as being held in the summer of 2012. To the extent your current business operations are focused on annual tours or packages, please revise to disclose such intention and to discuss any impact on your expected revenues and the extent to which your business is or may be seasonal.

18. Please revise to provide a brief discussion of the July 2011 tour to Hawaii. Please discuss, for example, the number of participants, the services included in the tour package and the nature of the activities included on the trip.

19. We note your disclosure in the third paragraph that you have executed agreements with one airline as well as one resort in Kona, Hawaii. Please disclose the names of the airline and resort and the nature of these agreements in this paragraph and, to the extent material to the company, file such agreements as exhibits to your registration statement.

20. We note your disclosure in the fifth paragraph of $75,000 of anticipated expenses in the next 12 months. Please reconcile such disclosure with your disclosure in the first risk factor on page 8 which details $44,500 of anticipated expenses in the next 12 months. Please also revise your monthly burn rate discussion, pre and post-offering, in the Corporate Background and Business Overview section on page 5 and in the Business Development Timeline section on page 26 accordingly.

Pricing, page 26

21. We note your disclosure in the Corporate Background and Business Overview section on page 5 that you recently completed one tour to Kona, Hawaii. Please revise to detail your pricing related to this tour. To the extent the pricing related to this tour deviated from the anticipated margins detailed in this section, please revise to address the reasons or basis for any differences.

Competition and Competitive Strategy, page 27

22. We note your response to our prior comment 25 and reissue. Please revise the third paragraph to clarify how you will create "unique" competition tours and the fourth paragraph to clarify how you will offer "more personalized" service. To the extent you are unable to substantiate these qualitative claims, please remove them.

Research and Development Activities and Costs, page 28

23. We note your disclosure of $1,950 of anticipated website development expenses in the next 12 months. Please reconcile such disclosure with your disclosure in the Description of Business and Services Offered section which details $10,000 of anticipated website development expenses in the next 12 months.

Executive Compensation, page 31

24. Please confirm that the amounts listed in the "Stock Awards" column have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please also revise to include a footnote disclosing all assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Item 402(n)(2)(v) of Regulation S-K and Instruction 1 thereto.

Management Discussion and Analysis of Financial Condition and Results to Operations, page 33

Overview, page 33

25. As requested in our prior comment 39, please revise the overview section of MD&A to reflect cumulative net losses of $22,395. Our comment also applies to the second paragraph under "Results of Operations."

26. We note your response to our prior comment 32 and reissue in part. We note your disclosure in the third paragraph that you project total revenues of approximately $109,625 from the 2011 Tour from participant fees. Please revise to disclose in greater detail the basis for this estimate, such as how many participants you expect to have and what the fees will be per participant. Please include enough detail so that investors can clearly understand the assumptions used to arrive at this estimate. Please also revise to include the projected expenses associated with the estimated revenue. We also note from your website that the 2011 Tour appears to have already been completed. To the extent applicable, please revise the prospectus throughout accordingly.

Expenditures, page 34

27. Please add a "Total" row at the bottom of the table.

28. Please reconcile the expenditures detailed in this section with the monthly burn rate discussion, pre and post-offering, in the Corporate Background and Business Overview section on page 5 and the expenditures detailed in the Description of Business and Services Offered section on page 25. Please also include your estimated legal and accounting fees related to Exchange Act reporting in the table rather than in a footnote.

Liquidity and Capital Resources, page 34

29. We note your response to our prior comment 38 and reissue. Please delete the third sentence of the second paragraph. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

30. We note your cash on hand and customer deposits liability as of March 31, 2011 of $33,598 and $28,630, respectively, your estimated expenditures for the next 12 months of $44,550, and your estimated offering expenses of $30,011. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, additional financing requirements which are necessary to continue operations, i.e. the amounts necessary to cover your monthly post-offering burn rate, and to implement your plan of operations, the timing of such demands, and the impact on the company if the funding cannot be obtained. Please also revise the Prospectus Summary accordingly.

Part II

Signatures, page 41

31. We note your response to our prior comment 41 and reissue. Please revise the second half of the signature page to have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of your board of directors sign in their individual capacities.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief